

Mail Stop 7010

February 19, 2009

Mr. Joel M. Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **RE:** **Och-Ziff Capital Management Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 26, 2008**
> **File #1-133805**

Dear Mr. Frank:

We have reviewed your response letter dated February 6, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended September 30, 2008

MD&A, Assets under Management and Fund Performance, page 29
Results of Operations, page 31

1. We have reviewed your response to prior comment one in our letter dated February 3, 2009 and appreciate the additional information you have provided. We continue to believe that you should disclose capital flows on a gross basis in future filings. This information could provide investors with a better understanding of capital inflows and outflows. It will also allow investors to more clearly identify trends or unusual items. To the extent that you have concerns regarding the usefulness of this information, you may also provide supplemental clarifying disclosures outlining those concerns and any other limitations related to this information. We also believe that other performance metrics, such as average net assets under management during each period and the ratio of revenues to average assets under management during each period, would be useful to understanding your results and you should disclose and discuss such measures.

<u>Critical Accounting Policies and Estimates, page 40</u>
<u>Income Taxes, page 43</u>

2. We note your response to prior comment two. Please revise future filings to also address the following:

- Disclose and discuss the growth rate in assets under management that you need to achieve to fully realize your deferred tax assets;
- Address how your estimates of future taxable income are impacted by assumptions you have made related to future incentive income. In this regard, we note from previous correspondence that you may not generate incentive income in 2009 because of high-water marks set in 2008.
- Provide a sensitivity analysis regarding how decreases in your growth rate and taxable income would impact your deferred tax assets.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief